UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT
PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the six-months ended June 30, 2022

Future Pearl Labs, Inc. dba “Bobacino”

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11773

Delaware	84-5039959
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

1661 E Franklin Ave El Segundo, CA	90245
(Address of principal executive offices)	(Zip Code)

310-431-1186
Registrant’s telephone number, including area code

Common Stock
(Title of each class of securities issued pursuant to Regulation A)

THIS SEMI-ANNUAL REPORT MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE FORWARD-LOOKING STATEMENTS ARE BASED ON THE BELIEFS OF, ASSUMPTIONS MADE BY, AND INFORMATION CURRENTLY AVAILABLE TO THE COMPANY’S MANAGEMENT. WHEN USED IN THE OFFERING MATERIALS, THE WORDS “ESTIMATE,” “PROJECT,” “BELIEVE,” “ANTICIPATE,” “INTEND,” “EXPECT” AND SIMILAR EXPRESSIONS ARE INTENDED TO IDENTIFY FORWARD-LOOKING STATEMENTS. THESE STATEMENTS REFLECT MANAGEMENT’S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY’S ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTAINED IN THE FORWARD-LOOKING STATEMENTS. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE ON WHICH THEY ARE MADE.

In this Semi-Annual Report, the terms “we”, “Bobacino”, or “the Company” refers to Future Pearl Labs, Inc.

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes. Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.

The financial statements included in this filing are unaudited, and may not include year-end adjustments necessary to make those financial statements comparable to audited results, although in the opinion of management all adjustments necessary to make the interim financial statements not misleading have been included.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Operating Results – Fiscal Year Periods Ended June 30, 2022 and 2021

Through June 30, 2022, the Company has been in early stage development and had not recorded any revenues.

In the six months ended June 30, 2022, operating expenses were $645,904 compared to $35,734 for the 6 months ended June 30, 2021, representing an increase of 1708%. In the first half of 2021, the Company had a reduction of product development activities due to the preliminary prototype being completed in November 2020. In 2022, the majority of the Company’s expenses came from research and development, as the Company was working on its next version of its prototype. As such, the Company incurred $385,431 in research and development expenses during this period. The Company also incurred $8,173 and $151,350 in general & administrative expenses in the first half of 2021 and 2022, respectively, mostly related to business development and fundraising efforts.

The Company also incurred sales and marketing costs of $109,123 in the first half of 2022, which covered Regulation A+ equity crowdfunding campaign efforts.

Our operating expense are also reflected in an accrued liability to Wavemaker Labs for services rendered under the Company’s Master Services Agreement with Wavemaker Labs, which included research & development activities to build the MVP unit and general support activities focused on business development and fundraising efforts. These reflected expenses do not result in an out flow of cash, but rather an accrued liability to Wavemaker Labs.

We anticipate that operating expenses will increase further as we take on costs associated with more product development and field testing.

Liquidity and Capital Resources - Fiscal Year Periods Ended June 30, 2022 and 2021

As of June 30, 2022, the Company had $36,587 in cash and cash equivalents. At this same time, we have also recorded current liabilities of $811,558, representing a current account deficit of $774,971.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. As of June 30, 2022 and June 30, 2021, the Company had incurred $493,226 and $27,561, respectively, of fees under this agreement. The services incurred represent total labor costs incurred by the Company at a commercial rate less the actual labor costs of the related entity plus a 10% mark-up on materials costs. This agreement also represents the largest contributor to our current related party liability of $631,222 outstanding as of June 30, 2022.

In 2021, the Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from Wax Inc. amounting to $150,000, which was included in accounts payable, related party as of June 30, 2022.

The Company launched a Regulation A+ offering on June 4, 2021, in which the Company received $1,326,194 from investors. The Company launched another Regulation A+ offering on February 18, 2022 to raise up to $4,000,000. In the six months ended June 30, 2022, the Company received gross proceeds of $327,720. Prior to this filing, the company closed its Regulation A+ round and received gross proceeds of $2,191,840. In addition to this Regulation A crowdfunding offering, the Company may try to raise additional capital through other crowdfunding offerings, equity issuances, or other available methods. Absent additional capital, the Company may be forced to significantly reduce expenses and could become insolvent.

Trend Information

During the first 6 months of 2022, the Company focused its efforts around industry trends and research and development, discussing operational challenges with boba shop owners and gathering important market data to validate and support product roadmap. Most recently, Bobacino attended the World Tea Expo in Las Vegas in March of 2022 to show off the features and functionality of our fully automated boba kiosk, and in September 2022 after closing their latest Regulation A+ round, began product development around the beta version of its robotic boba kiosk.

Although many businesses have been financially impacted by COVID-19, we believe our product will see an increase in demand due to the contactless nature of the product. However, the effects of COVID-19 continue to evolve and remain uncertain for the foreseeable future.

Future Pearl Labs, Inc.

INDEX TO EXHIBITS

2.1 DE Amended and Restated Certificate of Incorporation*

2.2. DE Amended and Restated Bylaws*

3.1. Stock Option Agreement – Darian Ahler (CEO)*

3.2 Form of Warrant issued to Wavemaker Labs, Inc.*

4.1. Subscription Agreement*

6.1. Offer Letter – Darian Ahler (CEO)*

6.2. MSA with Wavemaker Labs*

* Included as exhibits to the Company’s Form 1-A and pre-qualification amendments (SEC File No. 024-11773).

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Future Pearl Labs, Inc.

By	/s/ James Buck Jordan
James Buck Jordan, Director
Future Pearl Labs, Inc.
Date: September 28, 2022

The following persons in the capacities and on the dates indicated have signed this Offering Statement.

By	/s/ Darian Ahler
Darian Ahler, Chief Executive Officer
Future Pearl Labs, Inc.
Date: September 28, 2022

By	/s/ James Buck Jordan
James Buck Jordan, Director
Future Pearl Labs, Inc.
Date: September 28, 2022

By	/s/ Kevin Morris
Kevin Morris, Chief Financial Officer and Chief Accounting Officer
Future Pearl Labs, Inc.
Date: September 28, 2022

FUTURE PEARL LABS, INC.

FINANCIAL STATEMENTS

JUNE 30, 2022

UNAUDITED

FUTURE PEARL LABS, INC.

CONSOLIDATED BALANCE SHEETS

	June 30,	December 31,
	2022	2021
ASSETS
Current assets:
Cash and cash equivalents	$36,587	$20,258
Total assets	$36,587	$20,258

LIABILITIES AND STOCKHOLDERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable, related party	$781,222	$261,224
Accounts payable and accrued expenses	712	712
Loan payable, related party	24,749	24,749
Interest payable, related party	4,874	4,874
Total liabilities	811,558	291,559

Commitments and contingencies

Stockholders' equity (deficit):
Preferred stock, $0.0001 par value, 24,000,000 shares authorized, no shares issued and outstanding	-	-
Class F stock, $0.0001 par value, 24,000,000 shares authorized, 2,585,904 shares issued and outstanding as of both June 30, 2022 and December 31, 2021	259	259
Common stock, $0.0001 par value, 48,000,000 shares authorized, 635,033 and 604,960 shares issued and outstanding as of June 30, 2022 and December 31, 2021, respectively	63	60
Additional paid-in capital	1,982,776	1,909,280
Subscription receivable	-	(68,737)
Accumulated deficit	(2,758,068)	(2,112,164)
Total stockholders' equity (deficit)	(774,971)	(271,302)
Total liabilities and stockholders' equity (deficit)	$36,587	$20,258

See accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Six Months Ended
	June 30,
	2022	2021
Net revenue	$-	$-

Operating expenses:
Research and development	385,431	27,561
Sales and marketing	109,123	-
General and administrative	151,350	8,173
Total operating expenses	645,904	35,734

Loss from operations	(645,904)	(35,734)

Other income (expense):
Other income	-	82,353
Interest expense, related party	-	(4,523)
Interest income, related party	-	500
Total other income (expense), net	-	78,330

Provision for income taxes	-	-
Net income (loss)	$(645,904)	$42,596

Weighted average common shares outstanding - basic	619,996	2,732
Weighted average common shares outstanding - diluted	619,996	4,429,211
Net income (loss) per common share - basic	$(1.04)	$15.59
Net income (loss) per common share - diluted	$(1.04)	$0.01

See accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY (DEFICIT)

							Additional				Total
	Preferred Stock		Class F Stock		Common Stock		Paid-in	Subscription	Treasury	Accumulated	Stockholders'
	Shares	Amount	Shares	Amount	Shares	Amount	Capital	Receivable	Stock	Deficit	Equity (Deficit)
Balances at December 31, 2020	-	$-	4,562,376	$456	-	$-	$515,696	$-	$-	$(1,438,296)	$(922,145)
Contribution of Class F shares from investor	-	-	(1,976,472)	(198)	-	-	198	-	(82,353)	-	(82,353)
Issuance of common stock pursuant to Regulation A+ offering	-	-	-	-	123618	12	295,435	(14,753)	-	-	280,694
Offering costs	-	-	-	-	-	-	(321,884)	-	-	-	(321,884)
Stock-based compensation expense	-	-	-	-	-	-	1,161	-	-	-	1,161
Net loss	-	-	-	-	-	-	-	-	-	42,596	42,596
Balances at June 30, 2021	-	$-	2,585,904	$258	123,618	$12	$490,605	$(14,753)	$(82,353)	$(1,395,700)	$(1,001,931)

Balances at December 31, 2021	-	-	2,585,904	$259	604,960	$60	$1,909,280	$(68,737)	$-	$(2,112,164)	$(271,302)
Issuance of common stock, net of offering costs	-	-	-	-	30,073	3	71,870	68,737	-	-	140,610
Stock-based compensation expense	-	-	-	-	-	-	1,625	-	-	-	1,625
Net loss	-	-	-	-	-	-	-	-	-	(645,904)	(645,904)
Balances at June 30, 2022	-	-	2,585,904	$259	635,033	$63	$1,982,776	$-	$-	$(2,758,068)	$(774,971)

See accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Six Months Ended
	June 30,
	2022	2021
Cash flows from operating activities:
Net income (loss)	$(645,904)	$42,596
Adjustments to reconcile net income (loss) to net cash used in operating activities:
Stock-based compensation	1,625	1,161
Bad debt	-	(82,353)
Changes in operating assets and liabilities:
Interest receivable, related party	-	(486)
Accounts payable, related party	519,997	266,273
Interest payable, related party	-	4,523
Net cash used in operating activities	(124,281)	231,714
Cash flows from financing activities:
Proceeds from issuance of common stock	140,610	280,694
Deferred offering costs	-	(299,884)
Net cash provided by financing activities	140,610	(19,190)
Net change in cash and cash equivalents	16,329	212,525
Cash and cash equivalents at beginning of period	20,258	18,980
Cash and cash equivalents at end of period	$36,587	$231,505

Supplemental disclosure of cash flow information:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-

See accompanying notes, which are an integral part of these consolidated financial statements.

FUTURE PEARL LABS, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	NATURE OF OPERATIONS

Future Pearl Labs, Inc (the “Company”), doing business as Bobacino, is a Company organized March 6, 2020 under the laws of Delaware. The Company was formed to create automatic vending machines for bubble tea. The Company is headquartered in Santa Monica, California.

In October 2020, Future VC, LLC contributed common shares in Future Labs I, Inc. in exchange for shares of Class F Stock of the Company. Both Future VC, LLC and Future Labs I, Inc. (“Future Labs”) are related parties of the Company. Furthermore, the remaining shareholders contributed common shares in Future Labs I, Inc. in exchange for shares of Class F stock of the Company pro-rata based on their ownership in Future Labs I, Inc. Due to these stock exchanges, Future Labs I, Inc. became a wholly-owned subsidiary of the Company.

As of June 30, 2022, the Company’s activities since inception have consisted primarily of formation activities, research and development, business development and preparations to raise capital. Once the Company commences its planned principal operations, it will incur significant additional expenses. The Company is dependent upon additional capital resources for the commencement of its planned principal operations and is subject to significant risks and uncertainties; including failing to secure funding to operationalize the Company’s planned operations or failing to profitably operate the business.

2.	GOING CONCERN

The Company has evaluated whether there are certain conditions and events, considered in the aggregate, that raise substantial doubt about the Company’s ability to continue as a going concern within one year after the date that the consolidated financial statements are issued.

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has not generated profits since inception, has sustained a net loss of $645,904 for the six months ended June 30, 2022. As of June 30, 2022, the Company had an accumulated deficit of $2,758,068, limited liquid assets with $36,587 of cash, and a working capital deficit of $774,971. These factors, among others, raise substantial doubt about the Company’s ability to continue as a going concern. The Company’s ability to continue as a going concern for the next twelve months is dependent upon its ability to generate sufficient cash flows from operations to meet its obligations, which it has not been able to accomplish to date, and/or to obtain additional capital financing. No assurance can be given that the Company will be successful in these efforts. The consolidated financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

As a result of the share exchanges noted above, Future Labs became a wholly-owned subsidiary of the Company in October 2020. Future Labs is a Delaware Company formed on November 30, 2017. Due to common ownership and management of the Company and Future Labs, the share exchange was determined to be a common control transaction. As such, the consolidated financial statements are presented retroactively and reflect the historical results of Future Labs since its inception.

Principles of Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Future Labs I, Inc. All material inter-company transactions and balances have been eliminated in consolidation.

Stock Split

On February 26, 2021, the Company effected a 12-for-1 forward stock split of its authorized, designated, issued and outstanding shares, including common stock, Class F stock and preferred stock. Accordingly, all share and per share amounts of the Company for all periods presented in the accompanying consolidated financial statements and notes thereto have been adjusted retroactively, where applicable, to reflect this stock split.

Use of Estimates

The preparation of the Company’s consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these consolidated financial statements include, but are not limited to, the valuations of common stock and stock options. The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At June 30, 2022 and December 31, 2021, all of the Company's cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s assets and liabilities approximate their fair values.

Subscription Receivable

The Company records stock issuances at the effective date. If the contribution is not funded upon issuance, the Company records a subscription receivable as an asset on the consolidated balance sheet. When subscription receivables are not received prior to the issuance of consolidated financial statements at a reporting date in satisfaction of the requirements under FASB ASC 505-10-45-2, the contributed capital is reclassified as a contra account to stockholders’ equity (deficit) on the consolidated balance sheet.

Revenue Recognition

ASC Topic 606, “Revenue from Contracts with Customers” establishes principles for reporting information about the nature, amount, timing and uncertainty of revenue and cash flows arising from the entity’s contracts to provide goods or services to customers.

Revenues are recognized when control of the promised goods or services are transferred to a customer, in an amount that reflects the consideration that the Company expects to receive in exchange for those goods or services. The Company applies the following five steps in order to determine the appropriate amount of revenue to be recognized as it fulfills its obligations under each of its agreements: 1) identify the contract with a customer; 2) identify the performance obligations in the contract; 3) determine the transaction price; 4) allocate the transaction price to performance obligations in the contract; and 5) recognize revenue as the performance obligation is satisfied. There was no revenue for the years ended December 31, 2021 or 2020.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred.

Research and Development Costs

Costs incurred in the research and development of the Company’s products are expensed as incurred.

Concentrations

The Company is dependent on third-party vendors to supply inventory and products for research and development activities and parts for building products. In particular, the Company relies and expects to continue to rely on a small number of vendors. The loss of one of these vendors may have a negative short-term impact on the Company’s operations; however, the Company believes there are acceptable substitute vendors that can be utilized longer-term.

Convertible Instruments

U.S. GAAP requires companies to bifurcate conversion options from their host instruments and account for them as free-standing derivative financial instruments according to certain criteria. The criteria include circumstances in which (a) the economic characteristics and risks of the embedded derivative instrument are not clearly and closely related to the economic characteristics and risks of the host contract, (b) the hybrid instrument that embodies both the embedded derivative instrument and the host contract is not re-measured at fair value under otherwise applicable generally accepted accounting principles with changes in fair value reported in earnings as they occur and (c) a separate instrument with the same terms as the embedded derivative instrument would be considered a derivative instrument. An exception to this rule is when the host instrument is deemed to be conventional as that term is described under applicable U.S. GAAP.

When the Company has determined that the embedded conversion options should not be bifurcated from their host instruments, the Company records, when necessary, discounts to convertible notes for the intrinsic value of conversion options embedded in debt instruments based upon the differences between the fair value of the underlying common stock at the commitment date of the note transaction and the effective conversion price embedded in the note. Debt discounts under these arrangements are amortized over the term of the related debt to their stated date of redemption. The Company also records, when necessary, deemed dividends for the intrinsic value of conversion options embedded in preferred shares based upon the differences between the fair value of the underlying common stock at the commitment date of the transaction and the effective conversion price embedded in the preferred shares.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards, net of estimated forfeitures, over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s payroll costs are classified or in which the award recipient’s service payments are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company historically has been a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

Deferred Offering Costs

The Company complies with the requirements of FASB ASC 340-10-S99-1 with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs are charged to additional paid-in capital or as a discount to debt, as applicable, upon the completion of an offering or to expense if the offering is not completed.

Income Taxes

The Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of June 30, 2022, diluted net loss per share is the same as basic net loss per share for each year. Potentially dilutive items outstanding as of June 30, 2022 2021 are as follows:

Six Months Ended
June 30,
2022
Class F stock	2,585,904
Options to purchase common stock	355,668
Warrants	261,468
Total potentially dilutive shares	3,203,040

The following table reconciles basic weighted average shares outstanding to fully diluted weighted average shares outstanding as of June 30, 2021:

Six Months Ended
June 30,
2022
Weighted average number of common shares outstanding - Basic	2,732
Potentially dilutive common stock equivalents (options and warrants)	385,368
Weighted average number of common shares outstanding - Diluted	388,100

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company adopted ASU 2016-02 on January 1, 2022 and it did not have any effect on its financial statements.

In August 2020, FASB issued ASU 2020-06, Accounting for Convertible Instruments and Contracts in an Entity; Own Equity (“ASU 2020-06”), as part of its overall simplification initiative to reduce costs and complexity of applying accounting standards while maintaining or improving the usefulness of the information provided to users of financial statements. Among other changes, the new guidance removes from GAAP separation models for convertible debt that require the convertible debt to be separated into a debt and equity component, unless the conversion feature is required to be bifurcated and accounted for as a derivative or the debt is issued at a substantial premium. As a result, after adopting the guidance, entities will no longer separately present such embedded conversion features in equity, and will instead account for the convertible debt wholly as debt. The new guidance also requires use of the “if-converted” method when calculating the dilutive impact of convertible debt on earnings per share, which is consistent with the Company’s current accounting treatment under the current guidance. The guidance is effective for financial statements issued for fiscal years beginning after December 15, 2021, and interim periods within those fiscal years, with early adoption permitted, but only at the beginning of the fiscal year. The Company adopted ASU 2020-06 on January 1, 2022 and it did not have any effect on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

4.	LOAN PAYABLE, RELATED PARTY

The following is a summary of related party loan payables as of June 20, 2022 and December 31, 2021:

	Outstanding Balance as of
	June 30,	December 31,
Name	2022	2021
Future VC, LLC	$24,749	$24,749
	$24,749	$24,749

5.	STOCKHOLDERS’ EQUITY (DEFICIT)

The Company's certificate of incorporation, as amended and restated authorized the Company to issue three classes of stock: Preferred Stock, Class F Stock and Common Stock. After effect of the 12-1 forward stock split in February 2021, the Company is authorized to issue 24,000,000 shares of Preferred Stock, 24,000,000 shares of Class F Stock and 48,000,000 shares of common stock. All classes of stock have a par value of $0.0001 per share.

As of June 30, 2022 and December 31, 2021, there were no shares of Preferred Stock issued or outstanding.

The holders of each class of stock shall have the following rights and preferences:

Voting

Each holder of Common Stock shall have the right to one vote per share of Common Stock, and shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Company, and shall be entitled to vote upon such matters and in such manner as may be provided by law. Each holder of Class F Stock shall have the right to one vote for each share of Common Stock into which such Class F Stock could then be directly converted (without first being converted to another series of Subsequent Preferred Stock), and with respect to each such vote, such holder shall have full voting rights and powers equal to the voting rights and powers of the holders of Common Stock, and shall be entitled, to notice of any stockholders’ meeting in accordance with the bylaws of the Company, and shall be entitled to vote, together with holders of Common Stock. The holders of Class F Stock and Common Stock shall vote together as a single class on all matters.

Dividends

The holders of the Class F Stock and Common Stock shall be entitled to receive, on a pari passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefor, such dividends as may be declared from time to time by the Board of Directors; provided, however, that in the event that such dividends are paid in the form of shares of Common Stock or rights to acquire Common Stock, the holders of shares of Class F Stock shall, in lieu thereof, receive shares of Class F Stock or rights to acquire shares of Class F Stock and the holders of shares of Common Stock shall receive shares of Common Stock or rights to acquire shares of Common Stock.

Liquidation

In the event of any liquidation event, whether voluntary or involuntary, the entire assets and funds of the Company legally available for distribution shall be distributed among the holders of the Class F Stock and the Common Stock pro rata based on the number of shares of Common Stock held by each (assuming conversion of all such Class F Stock into Common Stock).

Redemption

No class of stock shall have any redemption rights.

Conversion

Each share of Class F Stock shall be convertible, at the option of the holder, at any time after the date of issuance of such share, into one share of Common Stock.

Each share of Class F Stock shall automatically be converted into one share of Common Stock immediately upon the date specified by written consent or agreement of the holders of a majority of the then outstanding shares of Class F Stock.

Upon a preferred equity financing of at least $1,000,0000 in proceeds, 10% of the shares of Class F Stock held by each holder of Class F Stock shall automatically convert into shares of the subsequent series of preferred stock of the Company that is issued in such equity financing at the applicable conversion ratio, which is defined as the inverse of the ratio at which a share of Preferred Stock issued in an equity financing is convertible into Common Stock of the Company.

Stock Transactions

In February 2022, the Company initiated a Regulation A+ offering for shares of common stock at a price of $2.39 per share. During the six months ended June 30, 2022, the Company issued 30,073 shares of common stock for net proceeds of $71,870.

The Company also received its subscription receivable at December 31, 2021 of $68,737.

In February 2021, Embark Ventures, L.P. contributed 1,976,472 shares of the Company’s Class F Common Stock back to the Company for no consideration. As a result of the transaction, the Company recorded $83,353 to treasury stock and recognized the gain as other income in the consolidated statements of operations.

In June 2021, the Company initiated its Regulation Offering. As of June 30, 2021, the Company has issued 123,618 shares of common stock at a fair value of $2.39 per share, or gross proceeds of $295,447. As of June 30, 2021, the Company had a subscription receivable of $14,753.

6.	STOCK-BASED COMPENSATION

Future Pearl Labs, Inc. 2020 Stock Plan

The Company has adopted the Future Pearl Labs, Inc. 2020 Stock Plan (“2020 Plan”), as amended and restated, which provides for the grant of shares of stock options and stock appreciation rights (“SARs”) and restricted common shares to employees, non-employee directors, and non-employee consultants. The number of shares authorized by the 2020 Plan was 355,668 shares as of June 30, 2022. The option exercise price generally may not be less than the underlying stock’s fair market value at the date of the grant and generally have a term of ten years. The amounts granted each calendar year to an employee or non-employee is limited depending on the type of award. Stock options comprise all of the awards granted since the 2020 Plan’s inception. As of June 30, 2022, there were no shares available for grant under the 2020 Plan. Stock options granted under the 2020 Plan typically vest over a four-year period, with a 1-year cliff.

As of June 30, 2022 and December 31, 2021, there were 355,668 options outstanding with a weighted average exercise price of $0.06 per share.

Warrants

As of June 30, 2022 and December 31, 2021, there were 261,468 warrants outstanding.

Stock-based compensation was $1,625 and $1,161 for the six months ended June 30, 2022 and 2021, respectively.

7.	RELATED PARTY TRANSACTIONS

Refer to Notes 4 for detail on the Company’s loan payables with related parties.

As of June 30, 2022 and December 31, 202, the Company had $781,222 and $261,224, respectively, in accounts payable with related parties under common control.

In March 2020, the Company entered into an agreement with Wavemaker Labs, a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company has incurred $493,226 of fees under this agreement, including $369,247 in services payable in cash and $123,979 for which the Company intends to satisfy through the issuance of warrants in 2022. In 2021, all research and development expenses incurred by the Company were in relation to the Wavemaker agreement, consisting of $24,254 in services payable in cash and $2,718 for which the Company satisfied through the issuance of warrants in the second half of 2021. The Company also incurred an additional $299,284 in offering costs to Wavemaker, which were charged to additional paid-in capital upon the Company’s Regulation A offering.

In 2021, the Company entered into agreements with Wax Inc., a related party under common control, for consulting, technology, general support activities, and product development services. During 2022, the Company incurred fees from Wax Inc. amounting to $150,000, which was included in accounts payable, related party as of June 30, 2022.

The following is a summary of operating expense transactions incurred with related parties during the six months ended June 30, 2022 and 2021:

	Six Months Ended
	June 30,
	2022	2021
Research and development	$384,103	$27,561
Sales and marketing	109,123	-
General and administrative	150,000	-
	$643,226	$27,561

8.	COMMITMENTS AND CONTINGENCIES

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

11	SUBSEQUENT EVENTS

In 2022, the Company has raised approximately $2,042,000 in net proceeds from its ongoing Regulation A+ offering of common stock.

Management has evaluated subsequent events through September 24, 2022, the date the consolidated financial statements were available to be issued. Based on this evaluation, no material events were identified which require adjustment or disclosure in these consolidated financial statements.